Filed pursuant to Rule 433

Dated June 24, 2025

Registration No. 333-281069

Corporación Andina de Fomento

USD 1,000,000,000 4.125% Notes due 2028

Issuer:	Corporación Andina de Fomento

Ratings(1):	Moody’s: Aa3 (Positive) / S&P: AA (Stable) / Fitch: AA- (Stable)

Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness

Transaction Type:	SEC Registered

Currency:	U.S. Dollars (“USD”)

Total Principal Amount:	USD 1,000,000,000

Offering Price:	99.785%

Net Proceeds:	USD 996,850,000

Underwriting Discount:	0.100%

All-in Price:	99.685%

All-in Yield:	4.250%

Trade Date:	June 24, 2025

Settlement:	June 30, 2025 (T+4)

Maturity:	June 30, 2028

Coupon:	4.125% per annum, payable semi-annually

Spread to SOFR Mid-Swap:	+69bps

Benchmark Instrument:	UST 3.875% due June 15, 2028

Benchmark Instrument Price/Yield:	100-09 3⁄4 / 3.765%

Spread to Benchmark Instrument:	+43.68bps

Yield to Maturity:	4.202%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	June 30 and December 30, commencing on December 30, 2025

Interest Rate Basis:	30/360

Business Day Convention:	Modified Following, Unadjusted

Redemption Provisions:	Redeemable in whole, but not in part, for tax reasons

Sinking Fund Provisions:	No sinking fund provisions

Form:	Global note held by depositary or the depositary’s custodian

Denominations:	Denominations of USD 1,000.00 and integral multiples of USD 1,000.00 in excess thereof

Clearing:	DTC / Euroclear and Clearstream (indirect participants in DTC)

Joint Book-Running Managers:	Bank of Montreal, London Branch Citigroup Global Markets Limited Daiwa Capital Markets Europe Limited Goldman Sachs International

Names and Addresses of Representatives:

Bank of Montreal, London Branch

100 Liverpool Street

6th Floor

London EC2M 2AT

United Kingdom

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Daiwa Capital Markets Europe Limited

5 King William Street

London EC4N 7DA

United Kingdom

Goldman Sachs International

Plumtree Court

25 Shoe Lane

London EC4A 4AU

United Kingdom

Governing Law:	New York

Listing:	Application will be made to admit the notes to the official list of the Financial Conduct Authority and to the regulated market of the London Stock Exchange

CUSIP/ISIN:	CUSIP: 219868 CN4 ISIN: US219868CN40

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

FCA/ICMA stabilization applies.

UK MiFIR Professionals/ECPs-only – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

MiFID Professionals/ECPs-only – Manufacturer target market (MiFID product governance) is eligible counterparties and professional clients only (all distribution channels).

No EEA or UK PRIIPs KID – No EEA or UK PRIIPs key information document (KID) has been prepared as the securities will not be available to retail in the UK or EEA.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

A preliminary prospectus supplement of CAF accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/947438/000119312525144236/d949059d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request it by calling Bank of Montreal, London Branch at +44 (0) 207 664 8062, Citigroup Global Markets Limited at +44 (0) 207 986 900, Daiwa Capital Markets Europe Limited at +44 (0) 207 597 8000 or Goldman Sachs International at +1 (866) 471 2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.